January 26, 2007
Michael Fay
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re: Standard Aero Holdings, Inc.
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Period Ended September 30, 2006
File No. 333-124394
Dear Mr. Fay:
     We hereby respond on behalf of Standard Aero Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated December 27, 2006 to the above referenced Periodic Reports. Please note that where the context requires, the term “Company” means Standard Aero Holdings, Inc. and its consolidated subsidiaries.
     For your convenience, each of the comments is set out immediately preceding the corresponding response. The Company has filed this letter (tagged correspondence) via EDGAR, and will provide the market information referred to in the response to the Staff’s comment No. 1 to the Staff supplementally pursuant to Rule 12b-4.
Form 10-K: For the Year Ended December 31, 2005
Item 1. Business, page 1
1. Please tell us the basis for the following and similar statements made in your filing: you are the leading independent provider of aftermarket MRO services (page 1); you had the largest or second largest worldwide market share for engine platforms serviced (page 1); your estimate of 50% share of worldwide MRO services (page 1); your expectation of the demand for MRO services (page 1); your projection for regional jet fleet growth (page 1); your estimate of U.S. Navy T56 contract revenue (page 6); your belief your MRO services are among the best in the industry (page 6); your top three ranking for each of the engine platforms serviced (page 6); and your expectation the SkyWest CF34 contract will generate $500 million in revenue over its term (page 6).

       January 25, 2007

The relevant statements from the Company’s Form 10-K for the year ended December 31, 2005 are excerpted below and are followed by the Company’s basis for such statements.
          Response:
          “We are a leading independent provider of aftermarket MRO services...”
The Company has informed us that it refers to itself as an “independent” provider of aftermarket maintenance, repair and overhaul (“MRO”) services because the Company is not owned by an original equipment manufacturer(“OEM”) or an airline. The Company has informed us that it believes that it is “a leading” independent provider of aftermarket MRO services based on its estimated market share (which is calculated as described below) and on several industry awards recognizing its performance in the aftermarket MRO services industry. For example, the Company was awarded the Charles B. Ryan award for Business Innovation in the category of “Delivering Best Value Readiness for the Warfighter” by Aviation Week and Space Technology and Overhaul and Maintenance magazines at the 2006 MRO Conference in April, 2006. Additionally, the Professional Pilot Magazine, conducts and publishes an annual survey of providers of MRO services and the Company received a first-place ranking in the engine repair and overhaul category for 2006. The Company has informed us that it will supplementally provide copies of these awards upon the Staff’s request.
          “For the year ended December 31, 2005, we generated approximately 89.6% of our revenues from servicing engine platforms for which we believe we had the largest or second-largest worldwide market share among all service providers.”
The Company has informed us that its belief that it had the “largest or second-largest worldwide market share among all service providers” for certain engine platforms is based on its estimated market share calculated on the basis of published data from OEMs, independent third party reports and other available industry sources that the Company considers reliable as well as management’s knowledge of the MRO market. The Company will provide a supplemental exhibit setting forth estimates regarding the MRO market and market share, which includes a further description of the Company’s bases for its estimates.
          “...we estimate that we achieved approximately 50% share of the worldwide MRO market for this engine [Rolls-Royce AE3007] in 2005.”
The Company has informed us that its estimate that it achieved an “approximately 50% share” of the MRO market for the Rolls-Royce AE3007 engine is based on the Company’s review of market data provided by Rolls-Royce and discussions with Rolls-Royce personnel. The Company will provide a supplemental exhibit setting forth estimates regarding the MRO market and market share which includes a further description of the Company’s bases for its estimates.
          “We expect that demand for MRO services in the regional jet market will continue to increase...”

       January 25, 2007

The Company has informed us that its expectation that the demand for MRO services in the regional jet market will continue to increase is based on a report issued by AeroStrategy Management Consulting (“AeroStrategy”) in January 2006 in which AeroStrategy predicts that the market for MRO services in the regional jet market will grow at a rate of 4.3% per annum from 2005 through 2015. The Company has informed us that it will supplementally provide copies of the relevant report upon the Staff’s request.
          “The regional jet fleet is projected to grow at an annual rate of 4.3% through 2015.”
The Company has informed us that its expectation that the regional jet fleet will continue to increase is based on a report issued by AeroStrategy in January 2006 in which AeroStrategy predicts that the deliveries of new regional jet aircraft will grow at a rate of 4.3% per annum from 2005 through 2015. The Company has informed us that it will supplementally provide copies of the relevant report upon the Staff’s request.
          “We estimate that aggregate revenues from this [U.S. Navy T56] contract will exceed $120 million over its potential 5-year term, assuming all renewal options are exercised.”
The Company has informed us that its estimate of aggregate revenues from the U.S. Navy T56 contract was calculated based on the contract’s “best estimated quantity” provision, which forecasts the number of engines that the U.S. Navy expects will require maintenance in each year of the contract, and the price for MRO services under the agreement. The Company has informed us that it reviews this estimate on a regular basis.
          “We believe our MRO services are among the best in the industry in terms of quality of work, turnaround times, reliability after overhaul, technical support and overall customer satisfaction.”
The Company has informed us that its belief that its MRO services are among the best in the industry is based on its receipt of several industry awards recognizing the Company’s performance, including with respect to the Company’s quality of work, turnaround times, reliability after overhaul, technical support and overall customer satisfaction. For example, the Company was awarded the Charles B. Ryan award for Business Innovation in the category of “Delivering Best Value Readiness for the Warfighter” by Aviation Week and Space Technology and Overhaul and Maintenance magazines at the 2006 MRO Conference in April, 2006. Additionally, the Professional Pilot Magazine, conducts and publishes an annual survey of providers of MRO services and the Company received a first-place ranking in the engine repair and overhaul category for 2006. The Company has informed us that it will supplementally provide copies of these awards upon the Staff’s request.
          “We rank in the top three in the worldwide MRO market for each of the principal engine platforms that we service...”

       January 25, 2007

The Company has informed us that the PT6, PW100, Model 250, AE3007, CF34 and T56 engine platforms are the principal engine platforms that it services. The Company has also informed us that its belief that its market share for MRO services of each of these platforms is in the “top three” is based on published data from OEMs, independent third party reports and other available industry sources that the Company considers reliable as well as management’s knowledge of the MRO market. The Company will provide a supplemental exhibit setting forth estimates regarding the MRO market and market share, which includes a further description of the Company’s bases for its estimates.
          “We expect that this [SkyWest CF34-8] contract will generate approximately $500 million of revenues during its 20-year term...”
The Company has informed us that its estimate of aggregate revenues from the SkyWest CF34-8 contract is calculated based on (a) the scheduled maintenance forecasts contained in the contract, (b) estimates with respect to unscheduled maintenance based on industry data and the Company’s prior experience providing MRO services on the CF34 engine and to SkyWest, and (c) and the price for MRO services under the contract, adjusted for inflation. The Company has informed us that it reviews this estimate on a regular basis.
Item 7. Management’s Discussion and Analysis....page 31
Critical Accounting Policies, page 38
2. Your disclosure here should provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect financial condition and operating performance. You should be explicit as to which of the identified factors are most sensitive to change, deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or could lead to material changes in the future. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. For example, in regard to contracted revenues, disclose the factors that affect estimates of contract profitability and related profit margins, how the estimates compare to actual performance and are revised periodically, and how facts that indicate loss contracts are determined and periodically assessed. Refer to Section V of FR-72 for further guidance. Please revise your disclosures here as appropriate.
          Response:
The Company has informed us that it will expand its discussion of its critical accounting policies to (a) provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect financial condition and operating performance; (b) identify which factors are most sensitive to change, and (c) to the extent practicable and material, provide quantitative disclosure and analysis regarding how actual results may differ from estimates under different assumptions and conditions.

       January 25, 2007

Item 15. Exhibits. Financial Statement Schedules, page 66
Statements of Operations, page 71
3. We note from your filings you sell parts separately and rent and sell engines, and from your website it appears that you sell heat plant. Accordingly, please separately disclose income from rentals and sales of tangible products, in compliance with Rule 5-03.1 of Regulation S-X. Disclose the circumstances under which you sell tangible products.
          Response:
The Company has informed us that it respectfully submits that it has considered the Staff’s comment and believes the disclosure requested by the Staff is neither required by Rule 5-03 of Regulation S-X nor material to investors. The Company’s business activities in its Engine Repair and Overhaul segment is primarily MRO services for gas turbine engines. The Company considers MRO arrangements to include both the provision of labour hours and parts delivered under the MRO service contract and does not separately disclose revenue for services and parts embodied in the MRO process In connection with and in support of offering MRO services to its customers, the Company also sells spare parts or modules not used directly in the MRO service contract arrangement, and rents engines or engine modules to customers so that customers can continue to operate their aircraft while MRO services are being performed on its engines. The Company has informed us that it does not actively offer engines for rent other than as part of the MRO services it provides. Sales of engines occur infrequently as further described in Comment 4. Revenues generated by the Company from spare parts or modules sales not used directly in the MRO service contract arrangement for the year ended December 31, 2005 and the nine months ended September 30, 2006 were $11.4 million (1.5% of total revenues) and $11.6 million (2.0% of total revenues), respectively. Revenues generated by the Company from renting engines or modules for the year ended December 31, 2005 and the nine months ended September 30, 2006 were $13.8 million (1.8% of total revenues) and $11.0 million (1.9% of total revenues) respectively. Based on Rule 5-03 of Regulation S-X, because these revenues are less than 10% of total revenues, the Company is not required to separately disclose them.
The Company has informed us that it does own a heat plant that is currently for sale. However, the proposed sale (if a buyer can be found) would be an unusual transaction and unlikely to be repeated. The heat plant for sale was connected to a General Electric LM1600 engine purchased by the Company in connection with an MRO business venture. The heat plant was separated from the engine and is being sold separately as it is neither relevant nor useful in that venture or in the Company’s MRO business. The Company does not believe this transaction or any gain or loss associated with a potential sale is material.

       January 25, 2007

Statements of Cash Flows, page 74
4. It appears the purchase and disposition of rental assets is a routine and frequent occurrence. In this regard, please explain to us why it is appropriate to report purchases and dispositions of rental assets as an investing activity rather than as an operating activity similar to inventory. Tell us the turnover rate of rental assets, and the circumstances and manner in which these assets are disposed. Refer to paragraph 24 of FAS 95 for guidance.
          Response:
The Company has informed us that, as described in Comment 3, it maintains a pool of engines for the sole purpose of making them available to customers on a rental basis while customers’ engines are being serviced by the Company. The Company supplementally advises the Staff that it has considered the guidance in paragraph 24 of SFAS 95 in regard to its presentation of cash flows from the purchases and sales of revenue earning rental engines. Paragraph 24 states that the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. The Company does not consider the sale of rental engines as revenue, it is the use of the rental engine through rental activities that generates the predominant source of revenues. The average time rental engines are held in the rental pool range from approximately 2 to 5 years. We believe this represents the substantial majority of the engines’ useful life. As such, based on the fact that the Company buys and sells revenue earning rental engines for the purpose of renting and not selling engines to its customers, and the fact that the holding period of rental engines in the rental pool is not for a short period of the engines’ useful life , the Company respectfully submits that it believes it is more appropriate to include the related cash flows as investing activities.
Notes to Financial Statements, page 75
Note 2 Summary of significant accounting policies, page 80
d) Revenue Recognition, page 81
5. Please explain to us in extensive detail how you are accounting for your long-term fixed price per engine hour/cycle contracts and the reason your accounting is appropriate. For instance, it is not clear how you determine the amount of revenue that is allocated to the services that are completed or repaired parts that are shipped. Similarly, your method for recording costs under this type of contract is not clear. As part of your response, address whether you are applying EITF No. 00-21 to these contracts and explain the basis for your conclusion. In this regard, it appears that you should be applying EITF No. 00-21 to these contracts, but your accounting is not consistent with EITF No. 00-21. For instance, recognizing the attributable profit recognized based on overall contract profitability is not consistent with accounting under EITF No. 00-21. If you are applying EITF No. 00-21, fully explain to us how your accounting is in compliance with this guidance.

       January 25, 2007

          Response:
The Company has informed us that it has entered into long-term fixed price per engine hour/cycle contracts to provide maintenance repair and overhaul services to customer’s engines, these contracts are referred to as “Pay by the Hour,” or “PBH” contracts. PBH contracts allow customers to pay a fixed fee to the Company based on engine utilization (i.e., the fee is based on the number of hours or cycles of engine use) and in exchange for this fee, the Company provides MRO services for the customer’s engines as defined within the specific contract.
The Company has informed us that it has determined (and accounts for) these contracts have three deliverables. These deliverables are: (i) MRO service labor; (ii) engine parts and modules embodied, and (iii) replacement engine rental revenue. The Company has determined that each of these deliverables has standalone value to the customer and that there is objective and reliable evidence of fair values for each of these deliverables. Therefore, as required by paragraph 12 of EITF 00-21, revenue has been allocated based on the relative fair value of each of these deliverables. The value of MRO service labor is determined based on well established maintenance rates as evidenced by the amount charged by the Company on standard time and material contracts and independent third parties. Service revenue for PBH contracts is accounted for under FTB 90-1. Pursuant to paragraph 3 of FTB 90-1, revenue is deferred and recognized over the contract period in proportion to the costs expected to be incurred in performing the services under the contract. A straight-line basis is not used as the Company has sufficient historical evidence to indicate that the costs of performing services under the contract are incurred on other than a straight-line basis. Costs are charged to expenses as incurred.
The Company has informed us that the value of engine parts sales and modules is determined based on a well established external market for such parts and modules. Engine part and module revenue is accounted for under SAB 104. Revenue is recognized when the customer has taken title and risk of ownership which occurs when the engine parts and modules are ultimately delivered to the customer. Costs of the engine parts and modules are charged to expenses when the engine is delivered. The value of renting replacement engines is determined based on the industry market rates based on an hourly rate for each hour flown. Rental revenue is accounted for under FAS 13. Rental revenue is recognized monthly, based on the hours flown multiplied by the appropriate hourly rate. The Company has informed us that in its future periodic reports, it will clarify its revenue recognition policy disclosures to reflect the discussion above.
6. We note you divide service and rental units of accounting based on relative fair values of each unit. Please explain to us in detail how you determine fair value for these units and how your accounting is in compliance with paragraph 16 of EITF No. 00-21.
          Response:

       January 25, 2007

          Please refer to comment 5
Form 10-Q For the Period Ended September 30, 2006
Item 2. Management’s Discussion and Analysis .... page 23
Trends Affecting Our Business, page 24
Regional Jet Engine MRO, page 25
7. We note the continuing decline in revenues associated with the AE3007 engine resulting from changes in the manufacturer’s service requirements. In this regard, please explain to us in detail your evaluation of impairment of tangible and intangible assets associated with the regional jet engine MRO program and the basis for your conclusion. Further, explain to us your evaluation of the potential for loss contracts associated with the program as a result of the expected lower revenues.
          Response:
The Company has informed us that it assesses the impairment of assets associated with its regional jet engine MRO program in the manner prescribed by FAS 144. FAS 144 paragraph 8 requires that a long-lived asset group be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In this regard, the Company had grouped the related tangible and intangible assets as part of a single asset group and determined that an impairment trigger had not occurred. The Company considered declines in the revenues associated with the AE3007 engine and concluded that although the revenues from the AE3007 MRO activities have declined from 2004 levels, that decline was temporary and changes in revenues from period to period are now flat. Specifically, our estimated undiscounted cash flows exceed the carrying amount of the asset group and the Company’s AE3007 MRO business continues to produce positive earnings and cash flow and is expected to continue to produce positive earnings and cash flow. Therefore the Company had not had reason to consider a triggering event had occurred or potentially will occur.
Results of Operations, page 28
8. At times you cite multiple factors in explanation of a variance. To the extent practicable, please quantify the effect of each variance factor cited. Refer to Section 501.04 of the Codification of Financial Reporting Releases for guidance in this regard. If the effect is not quantifiable, disclose this fact, the reason for the inability to quantify, the basis for citing the factor and the extent the factor contributes to the variance.
          Response:
The Company has informed us that in its future periodic reports, to the extent practicable, it will expand its discussion of its results of operations to quantify the effect of each

       January 25, 2007

variance factor cited to explain period-to-period variances and in cases where it cannot quantify the effect, it will disclose that fact, the reason for the inability to quantify, the basis for citing the factor and will identify the extent to which the cited factor contributed to the variance.
Three Months Ended....page 28
Gross profit, page 29
9. Please explain to us in detail the circumstances associated with the $3.5 million charge for a loss contract recorded during this period. Your response should include the factors that support the conclusion as a loss contract, how the amount of the loss was determined, further specifics as to the type of contract involved, when the contract was entered into and the basis for the timing of when the loss was recognized.
          Response:
The Company has informed us that the $3.5 million that it recorded with respect to a loss contract, relates to a PBH contract entered into on January 1, 2004 with a five-year term, renewable at the customer’s option for an additional five-year term.
As required by paragraph 5 of FTB 90-1, a loss should be recognized on product maintenance contracts if the sum of expected costs of providing services under the contracts exceeds related unearned revenue. As part of its revenue recognition process, the Company monitors the fleet of the customer’s aircraft engines covered by the contract on a quarterly basis. To do this, the Company estimates the hours on each subject engine and calculates the expected maintenance costs for each engine to the end of the contract. The costs related to the contract are the cost of MRO services necessary to repair or overhaul the subject engine fleet as required during the term of the contract. The amount of revenue the Company recognizes under the contract is based on the remaining unearned revenue allocated to the contract under EITF 00-21. As discussed in Comment 5, these rates are determined based on well established maintenance rates as evidenced by the amount charged by the company on other contracts and by independent third parties.
During the three months ended September 30, 2006, the Company determined that, based on its estimates, the estimate of future costs under the contract, driven by the number of maintenance events as well as the extent of MRO services that would be required, would exceed future revenues. The change in estimate in this quarter was driven by a number of factors. These factors were primarily a sustained high maintenance history and unscheduled removal rate for this contract which exceeded the anticipated estimated industry average. The Company had previous forecasted that the contract removal rates would decline to industry averages, however workscopes have expanded due to a specific engine maintenance requirement. The Company had concluded in the third quarter that this requirement will continue and that this contract will continue to exceed the average

       January 25, 2007

industry rate. Therefore, as required under Paragraph 5 of FTB 90-1, a loss was recognized.
Nine Months Ended ....page 30
Gross profit, page 30
10. Please explain to us in detail and similarly expand your disclosure in regard to the price change for the Aviation MRO business and the circumstances leading to such change. Explain to us and disclose the expected impacts of this change on revenues and gross profit in future periods. Additionally, explain to us and expand your disclosure in regard to the adverse contract mix cited and whether or not this is the expected start of a trend.
          Response:
The Company has informed us that the price change for the Aviation MRO business referred to in the gross profit discussion on page 30 is also identified on page 25 of the Company’s Form 10-Q for the nine months ended September 30, 2006 (the “10-Q”) in the subsection captioned “Trends Affecting Our Business” (the “Trends Section”). In that section, the Company discloses that changes made by Rolls-Royce (the OEM for the AE3007 Engine) to the MRO service requirements for the AE3007 engine, led to period-over-period decreases in revenues generated by providing MRO services for that engine. The Company has informed us that in 2005, these modified MRO service requirements modified the inspection criteria which had the effect of reducing the material requirements on an average MRO event and resulted in a decrease in the price paid to the Company by Rolls Royce for each AE3007 that the Company services. These changes also resulted in a corresponding reduction of AE3007-related gross profits and gross profit margins. As disclosed in the Trends Section, the Company expects that the AE3007-related revenues will not return to the levels enjoyed during 2004, prior to the service requirement modification. The Company has also informed us that since the time of the modification, AE3007-related revenues, gross profits and gross profit margins have remained relatively flat and that, absent unexpected developments, it expects them to remain relatively flat in the near future.
The Company has informed us that the adverse contract mix cited in the gross profit discussion on page 30 of the 10-Q refers to the changes to the Company’s gross profit and gross profit margins caused by changes from period to period in the volumes of MRO service provided in the relevant period with respect to different engine lines and under different contractual arrangements. The Company has informed us that different engine lines and different contracts vary in their profitability and that, as a result, profitability over a particular period may be impacted by the particular mix of MRO work performed. Contract mix can also affect the Company’s profitability to the extent that the mix of services performed affects the Company’s ability to maximize the efficiency of its use of service capacity across engine lines. The Company has informed us that it intends to expand the disclosure concerning changes in contract mix in its future periodic reports to include the additional information contained herein. The Company has also informed

       January 25, 2007

us that it does not believe the adverse contract mix experienced in the nine months ended September 30, 2006 represents the start of an identifiable trend.
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-1028.

Very truly yours,
/s/ PATRICK H. SHANNON
Patrick H. Shannon
of LATHAM & WATKINS LLP